EXHIBIT 12     Corning Incorporated and Subsidiary Companies

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions, except ratios)	Fiscal years ended December 31,
	2012		2011		2010		2009		2008
Income from continuing operations before taxes on income(1)	$2,117		$3,213		$3,845		$1,934		$2,882
Adjustments:
Equity in earnings of equity affiliates	(810)		(1,471)		(1,958)		(1,435)		(1,358)
Distributed income of equity affiliates	1,089		820		1,712		755		546
Net income attributable to noncontrolling interests	(5)		(3)		(2)		6		(1)
Amortization of capitalized interest									1
Fixed charges net of capitalized interest	138		119		129		103		78
Earnings before taxes and fixed charges as adjusted	$2,529		$2,678		$3,726		$1,363		$2,148
Fixed charges:
Interest incurred(2)	$181		$132		$126		$111		$88
Portion of rent expense which represents an appropriate interest factor(3)	27		30		21		20		19
Amortization of debt costs	4		3		2		1		2
TOTAL FIXED CHARGES	$212		$165		$149		$132		$109
Ratio of earnings to fixed charges	11.9	x	16.2	x	25.0	x	10.3	x	19.7	x

(1)

Effective January 1, 2009, equity earnings are now included in income from continuing operations before taxes on income. Prior period amounts have been reclassified to conform to the 2009 presentation.

(2)

Interest expense includes amortization expense for debt costs and capitalized interest.

(3)

One-third of net rent expense is the portion deemed representative of the interest factor.